Filed by Marquee Raine Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Marquee Raine Acquisition Corp.

Commission File No.: 001-39800

Date: April 28, 2021

Enjoy Technology / MRAC

Video Transcript

The following is a transcript (“Transcript”) of videos that are embedded in an investor presentation originally furnished as an exhibit on Form 8-K with the U.S. Securities Exchange Commission (“SEC”) on April 28, 2021.

Disclaimer:

Forward-Looking Statements

Please note that this Transcript, as well as the Form 8-K that includes definitive documentation with respect to the proposed business combination described below, can be found at the website of the SEC at www.sec.gov.

The Transcript may contain forward-looking statements including, but not limited to, with regard to Enjoy Technology Inc. (“Enjoy”) and Marquee Raine Acquisition Corp. (“MRAC”) and their respective expectations or predictions of future financial, business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. You should not put undue reliance on these statements. You should understand that such forward-looking statements involve risks and uncertainties, including the items discussed under the risk factors beginning on slide 3 of the presentation filed with the Form 8-K describing the proposed business combination. Such factors may be updated from time to time in MRAC’s filings with the SEC, which are available on the SEC website, and they may cause actual results or performance to differ materially from those indicated by such statements. MRAC and Enjoy are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Please refer to the disclaimers at the end of this Transcript for additional information.

Video 1 – What is Enjoy

Ron Johnson:

It’s interesting, in on-line commerce, every company has the same last mile. It’s a delivery to the door. So, how should a premium company deliver a product for someone who wants to start digitally? Well, I believe it’s by delivering experience. And the only way to deliver an experience is to bring the full store experience to the door.

And that’s what we do at Enjoy.

And then when I graduated from business school at age twenty-five, telling my family and friends that I had the perfect job. I was going to unload trucks at in a Mervyn’s store. But you know I wanted to be really good at something and I decided the best way to do that is to start in the ground floor. And I picked the retail industry. And I’ve had the chance to be a part of some great companies. I remember my time at Target. And then I had this idea, why does good design have to be expensive? And I launched what turned out be the first ever design partnership between a designer and a company, and Target became Target.

A few years later I got invited to come to Apple to work on the executive team but the challenge of imagining the Apple store and twenty years later that’s still the gold standard of a retail store throughout the world.

A few years later, I saw Uber turn your car into a taxi. And then I went and saw Brian Chasky, I had never met Brian, and he said, Ron, I’m going to turn your home into a hotel. And the lightbulb went on. Maybe, we could bring the entire retail store to the home. And that’s what we’re doing at Enjoy. The home is changing rapidly. Today it’s where we work, thanks to Peloton, it’s where we work out. But now it’s going to be the place to have the best retail experience you can imagine. So, we’ve invented the next disruption in commerce and we do it through our mobile stores. We can do everything you can do in a physical store in the comfort of your home for free.

The mobile store is really amazing because it pairs the convenience of buying online, the competence you get in a store with a trained employee, all in the comfort of your home. And we operate stores for the world’s best companies. In the U.S., Canada and the U.K. and eventually throughout the world. And it’s really simple. You just order from their website or talk to someone in their call center and they’ll make an appoint and a trained expert will show up at your door, bringing the whole store experience with them. And they can do everything you do in a store but better because it’s unhurried. It’s uninterrupted. But we bring your product. We set it up, we activate it. We teach you how to use it. We bring accessories that you can buy on the spot. We talk to you about how you can use subscriptions to unlock even more. And we connect it to everything in your life. So, when we walk away, you’re enjoying that product. It’s in many ways the best retail experience I think ever imagined.

Lifetime, our NPS is eighty-eight. That’s really good. People say, how do you maintain the high standards? Well, it’s really hard. You’ve got to pick great people. You’ve got to train them exceptionally well. You’ve got to compensate them fairly. You’ve got to have great values. But most importantly, you’ve got to have the business model that is so great that people say it’s too good to be true.

You know what I really admire about Amazon is they spent their first half decade on a single category. Books. And they became great. And then over the next twenty-five years, they leveraged that to become the biggest store in the world, serving every category. Similarly, at Enjoy we started in telecommunications and consumer electronics. And we’re getting it great. But I look forward to the day we can go fast to serve many other categories. And there are a lot of categories that would benefit from a “Commerce at Home” experience.

You know, I’ve had a chance to work for many people in my career and I’ve learned from each of them and I’m thankful for each of them. But the most important and most profound is my time with Steve at Apple. And Steve taught me so many things but the thing I remember most is he said, “when you deliver the highest quality experience you can imagine, you’ll have a great business forever.”

Well, we’re building from that same mindset. And I believe a disruption as big as Enjoy is a multi-decade opportunity that’s going to get better and better in years to come.

Video 2 – The Enjoy Experience

Person 1: Oh, she’s here!

Jesus: Hi, Marilee!

Marilee: Yes.

Jesus: How are you? I’m Jesus.

Person: It’s iPad time.

Person 2: So, you’ve got the phone are you ready to set it up.

Person 3: I’ll show you something really cool.

Person 4: Wow!

Person 5: That’s amazing!

Person 6: It’s going to be a microphone and you’re going to be able to speak to it once we’re plugged in.

Person 7: I brought this to pair with the device that you ordered.

Person 8: So this one is actually is going to fit really well.

Person 9: Have you checked out the new iPad Pro?

Person 10: No. I don’t have a iPad.

Person 9: Really? Okay, great!

Person 11: You can actually add a card to your Apple wallet . . .

Person 12: And I can just pay like that.

Person 11: Yeah.

Person 13: Just go ahead and wave it right on top of that there.

Person 14: So, do you have any other questions? Me or any of my fellow experts are very happy to come back and help out any time.

Person 15: Yeah!

Persons 16: (Laughing)

Video 3 – Enjoy’s Technology Platform

Ron Johnson: What enables us to deliver magic in business, is the technology platform we’re built on.

Philippe Huibonhoa: I think what we do here at Enjoy, which is special is we say, how can we marry technology and our people to make something that would be challenging, actually a huge advantage for us.

Renaud Casanova: We haven’t bought systems to help us deliver this visit. We actually built everything from the ground up because there were literally nothing out there available that would allow us to do that.

Philippe Huibonhoa: We have four main tent poles within our engineering teams. There is our basically deep, deep integrations with these high level enterprise partners. So much so that we’re embedded in their systems and their check-out flow.

Renaud Casanova: Whether it’s on the home page, whether it’s on the product page, whether it’s in the check-out flow, we have way to share data with the partner that would enrich the customer experience.

Philippe Huibonhoa: The second one is our smart scheduling and routing. So you can imagine the complexity it takes to say, how many orders do we take. How do we make sure we route our people so that they’re not driving two hours from one visit to the next. How do we make sure we send them the right product, the right expert to the right customer? We want everything to feel personalized.

Frank Cho: And then, it’s all in real-time. That is what’s most important. I can be where I’m at, open up live schedule and look and see, hey, where’s the Expert performing. Where are they at right now? What are they text message? Are they on a phone call? Are they working with our support team? Just having the real-time visibility I think is amazing.

Philippe Huibonhoa: And then the third is really our logistics arm. To do what we do takes a heavy amount of logistics and you can’t just do that with the way anyone does logistics today.

Yanran Lu: When you’re going to do a traditional retail, the day-to-day change is not very much. Now comes Enjoy and we’re sending out twenty cars out or forty cars out, depends on the location. And these are tiny little warehouses out on the road, everywhere. And then what goes on the car every single day changes.

Michael Pearce: We now start to tell in the morning, hey, let’s make sure to pack maybe one or two extra of this SKU because we think we’re going to potentially have an opportunity that we didn’t know about in the morning but we’re going to have it later in the day.

Philippe Huibonhoa: And then the last, of course, is our retail arm. That is where an Expert knows what they need to do. We basically use technology to make sure, we set up our Experts every day, every visit to make them as successful as possible.

Jon Dubin: The job of the Expert is really complex and for most of it, they’re doing it on their own. That’s why we designed a tool that looks at every facet of an Expert’s day and almost acts like their companion when they are out on the road. Ultimately, the experience of Enjoy is about connecting with customers and really the Expert app is about facilitating that connection.

Ron Johnson: And what Live Catalog it does, is with the simple transfer of a QR code, a customer can see everything that we have in the store, in the van, on their phone and buy those on the spot.

Kunal Malik: We built the technology stack, for we could continuously raise the bar and solve problems and building on what we have. Strategy is really important and with the right strategy, the technology can actually deliver the promise.

Ron Johnson: So, when we imagined Enjoy, I said, let’s build this company, grounded in the most advanced, mobile, live technology that utilizes all of the incoming new technology platforms. Our secret sauce in many ways is the technology that underlies the amazing visits that we deliver.

DISCLAIMER:

The foregoing Transcript is the output of transcription from videos. Although the Transcript is largely accurate, in some cases, it may be incomplete or inaccurate due to inaudible passages or transcription errors. This Transcript is provided as an aid to understanding but should not be treated as an authoritative record. It has been prepared for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Enjoy and MRAC and is not to be used for any other purpose.

Neither MRAC nor Enjoy has made any, and each makes no, representation or warranty, express or implied, herein as to the accuracy or completeness of the Transcript. Additionally, each of MRAC and Enjoy disclaims all warranties, whether express, implied or statutory, including, without limitation, any implied warranties of title, non- infringement of third-party rights, merchantability, or fitness for a particular purpose with respect to the information contained in the Transcript. To the fullest extent permitted by law, in no circumstances will Enjoy, MRAC or any of their subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the Transcript, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. The Transcript discusses trends and markets that Enjoy’s leadership team believes will impact the development and success of Enjoy based on its current understanding of the marketplace. Industry and market data used in the Transcript have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Enjoy nor MRAC has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the proposed business combination.

Forward-Looking Statements

The Transcript includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “would,” “should,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. “Forward-looking statements” include all statements about future plans and performance, regardless of whether the foregoing expressions are used to identify them. In addition, these forward-looking statements include, but are not limited to, statements regarding: estimates and forecasts of financial and performance metrics; projections of market opportunity and market share, expectations and timing related to the announcement of strategic partnerships; the potential success of Enjoy’s business strategy; Enjoy’s research and development efforts; and Enjoy’s proposed plans to scale and expectations, including statements regarding the effectiveness and efficiency of its services. These statements are based on various assumptions, whether or not identified in the Transcript, and on the current expectations of Enjoy’s and MRAC’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Enjoy and MRAC. These forward-looking statements are subject to a number of risks and uncertainties, projections of market opportunity and market share, potential benefits and commercial attractiveness to its customers of Enjoy’s services, the potential success of Enjoy’s marketing and expansion strategies, Enjoy’s ability to scale, the potential benefits of the potential transactions (including with respect to stockholder value), and expectations related to the terms and timing of the potential business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Enjoy or MRAC is not obtained; risks relating to the uncertainty of the projected financial information with respect to Enjoy; risks related to the rollout of Enjoy’s business strategy and the timing of expected business milestones; the effects of competition on Enjoy’s future business; risks related to political and macroeconomic uncertainty; the amount of redemption requests made by MRAC’s public shareholders; the ability of MRAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the impact of the COVID-19 pandemic and those factors discussed in MRAC’s final prospectus filed on December 16, 2020, under the heading “Risk Factors,” and other documents of MRAC filed, or to be filed, including the proxy statement/prospectus expected to be filed in connection with the business combination, with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that are not presently known to Enjoy or MRAC or that Enjoy or MRAC currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Enjoy’s expectations, plans or forecasts of future events and views as of the date of the Transcript. Enjoy anticipates that subsequent events and developments will cause Enjoy’s and MRAC’s assessments to change. However, while Enjoy and MRAC may elect to update these forward-looking statements at some point in the future, Enjoy and MRAC specifically disclaim any obligation to do so unless required by applicable law. These forward-looking statements should not be relied upon as representing Enjoy’s and MRAC’s assessments as of any date subsequent to the date of the Transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Description of Key Partnerships

The Transcript contains descriptions of certain key business partnerships of Enjoy. These descriptions are based on Enjoy’s management team’s discussions with such counterparties and the latest available information and estimates as of the date of the Transcript. In certain cases, such descriptions are subject to negotiation and execution of definitive agreements with such counterparties which have not been completed as of the date of the Transcript and, as a result, such descriptions of key business partnerships of Enjoy, remain subject to change.

No Offer or Solicitation

The Transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

The Transcript contains trademarks, service marks, trade names and copyrights of Enjoy, MRAC and other companies, which are the property of their respective owners.

Additional Information and Where You Can Find It

The proposed business combination will be submitted to the shareholders of MRAC for their consideration and approval at an extraordinary general meeting of shareholders. MRAC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of MRAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all MRAC shareholders. The proxy statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the extraordinary general meeting of shareholders. MRAC also will file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and security holders of MRAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MRAC through the website maintained by the SEC at www.sec.gov.The documents filed by MRAC with the SEC also may be obtained free of charge upon written request to Marquee Raine Acquisition Corp., 65 East 55th Street, 24th Floor, New York, New York 10022.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

MRAC and its directors and executive officers may, under SEC rules, be deemed participants in the solicitation of proxies from MRAC’s shareholders in connection with the proposed business combination. MRAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of MRAC in MRAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to MRAC shareholders in connection with the proposed business combination and other matters to be voted upon at the extraordinary general meeting of shareholders will be set forth in the proxy statement/prospectus when available. You may obtain free copies of these documents from the sources described above.